EXHIBIT 99.2

For Immediate Release
October 17, 2002

SAP Reports 2002 Third Quarter Operating Margin Improved Significantly

Earnings Per Share Increased Significantly to €0.65
Revenues Improved Slightly to €1.7 billion
Global Market Share Continued to Increase

WALLDORF— October 17, 2002 — SAP AG (NYSE: SAP), the leading provider of e-business software solutions, today announced its financial results for the third quarter and nine months ended September 30, 2002. Operating income for the third quarter of 2002 increased significantly to €336 million (2001: €159 million). Third quarter operating income, before charges for stock-based compensation programs and acquisition related costs, improved from the previous year to €316 million (2001: €201 million). The third quarter operating margin, before stock based compensation and acquisition related charges, increased to 19% (2001: 12%).

     Sales improved slightly in the third quarter compared to the same period last year to €1.7 billion (2001: €1.65 billion). At constant currencies, revenues would have been up 10% compared to third quarter 2001. Earnings before interest, taxes, depreciation and amortization (“EBITDA”) were €390 million (2001: €235 million).

     Net income for the third quarter of 2002 was €202 million (2001: €37 million), or €0.65 per share (2001: €0.12 per share). Excluding extraordinary gains, acquisition charges and other

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impairment costs of minority investments (including Commerce One), net income for the third quarter of 2002 was €228 million (2001: €86 million), or €0.73 per share (2001: €0.27 per share).

     “SAP’s superior technology offering, including Portals, Business Intelligence and our exchange infrastructure, combined with our solutions and service offerings, have been the catalyst for many of the strategic customer engagements signed this quarter and will continue to propel the demand for SAP solutions,” stated Hasso Plattner, Co-Chairman and CEO of SAP AG. “This is an illustration of the earlier than expected payoff from our technology driven investments in TopTier and our Commerce One partnership, which have been instrumental in driving sales.”

     For the quarter, revenues in the Europe, Middle East and Africa (EMEA) region increased 9% to €913 million (2001: €841 million). Despite the concerns about a weak economic environment in Europe, EMEA is typically a strong region for SAP and the Company expects that trend to continue. Revenues in the Americas region were down 4% to €586 million (2001: €613 million). At constant currency rates, however, revenues in the Americas would have increased 11%. While revenues in the Americas were down, the Company is pleased with this performance and the region appears to have stabilized. Revenues in the Asia-Pacific region (APA) increased 4% to €203 million (2001: €195 million).

     Product revenues in the third quarter rose to €1.04 billion (2001: €995 million). License revenues were €435 million (2001: €447 million) and consulting and training revenues were €545 million (2001: €524 million) and €97 million (2001: €113 million), respectively. The

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number of full-time equivalent employees at September 30, 2002, was 28,909, a decrease of 2% since June 30, 2002.

     In the third quarter of 2002, software revenues related to mySAP CRM (Customer Relationship Management) reached approximately €93 million, up 19% from 2001 (€78 million) and represented 21% of total license sales. mySAP SCM (Supply Chain Management) related revenues totaled approximately €95 million, down 3% from 2001 (€98 million) and represented 22% of total license sales. These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys.

     “Companies are continuing to make sizable, long-term commitments to software investments, even in a turbulent business environment. But, in doing so they want a provider that can offer flexible, complete solutions, and we have those capabilities,” said Henning Kagermann, Co-Chairman and CEO of SAP AG. “SAP is a proven leader and will remain so, as the IT value chain evolves. We believe we can offer our customers what no other company in our industry can — a trusted business partner across the entire product lifecycle.”

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     In a display of confidence in the Company, SAP announced that it currently intends to purchase an additional €100 million of stock over the next few months under its buyback program approved at the shareholders’ meeting in May 2002. So far, the Company has bought back €250 million of stock in 2002. As in the past, the Company will conduct all of its share repurchases in accordance with applicable laws and regulations, especially in a manner that should not materially impact the share price as stated under German laws.

Nine Months Results

     For the nine months ended September 30, 2002, sales increased 2% over 2001 to €5.14 billion (2001: €5.03 billion). Operating income before charges for stock based compensation programs and acquisition related charges was €877 million (2001: €858 million). License revenues for the nine-month period declined 14% to €1.33 billion (2001: €1.55 billion). Consulting revenues were €1.63 billion (2001: €1.51 billion) and training revenues were €322 million (2001: €349 million). For the first nine months of 2002, sales in the APA region were up 1% to €597 million (2001: €593 million). In the EMEA region, revenues increased 7% to €2.78 billion (2001: €2.6 billion), and in the Americas revenues declined 4% to €1.77 billion (2001: €1.83 billion).

Outlook

     The Company has been committed to reducing costs and to allocating resources to match the longer term IT spending patterns of its customers. Thus far, the Company has met with success in its cost reduction and efficiency improvement program. Additionally, the sales

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pipeline remains strong and the Company expects that it will continue to gain market share. On the other hand the overall political and economic environment is currently unpredictable and it is difficult to forecast revenues. As a result, the Company removed its previous revenue guidance for 2002 and is not providing additional revenue guidance at this time. However, SAP expects its operating margin, excluding stock-based compensation and acquisition related charges, to improve at least one percentage point over the 20% achieved in 2001 even if 2002 revenues remain relatively flat compared to 2001 revenues.

Third Quarter Highlights

•	The Company announced Bill McDermott as its new President and CEO of the Americas. Bill McDermott will be responsible for all of SAP’s business activities in the United States and Canada and will report directly to Léo Apotheker, president of Global Field Operations and executive board member of SAP AG. Bill McDermott, former executive vice president of worldwide sales operations at Siebel Systems, has more than twenty years of experience in the technology industry and has served in a variety of executive level positions.

•	SAP continues to gain market share and win key deals across its product range. Key contracts in the third quarter include Adobe, British Columbia, Caterpillar, and Ford, in the Americas; in EMEA adidas-Salomon, Benetton, DaimlerChrysler, and Winterthur; and in Asia/Pacific Kyushu Electric, Lee Kum Kee Foods, Oil & Gas Corp., and Sinopec among others.

•	SAP held its international e-business conferences, SAPPHIRE ‘02 Lisbon and Tokyo, attracting more than 17,000 attendees. SAP unveiled new solution innovations and showcased key customers that are leveraging SAP technology to meet the challenges of today’s global business environment. More than 86 companies were on site to talk about how and why they use SAP solutions to solve their real-world business problems.

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•	SAP rolled out the newest version of mySAP Customer Relationship Management (mySAP CRM), delivering the world’s first fully portal-based CRM solution. Portal technology integrated with SAP’s CRM solution provides users with the full suite of CRM functions and the ease-of-use and role-based information of the portal.

•	SAP extended its portfolio of cross applications (xApps), including development of the new SAP xApp Employee Productivity (SAP xEP) and the SAP xApp Resource and Program Management (SAP xRPM). SAP recently debuted xApps, which build on existing applications within and across enterprise boundaries, supporting cross-functional business processes to maximize strategic assets, realize greater return on investment, and lower total cost of ownership.

•	SAP is delivering on its SMB strategy with key wins and increased functionality. SAP continues to roll out its small and midsize business (SMB) offering and recently announced that Osram Light Consulting is among the first customers to select SAP Business One to link operations to its parent company. Other current pilot users include Goebel und Mattes, Scherer Werbung, Reha Vision, Alex und Gross, Maeder Computer Systems, and Metallica.

•	SAP announced the creation of the SAP Global Custom Development Services organization. The new unit will concentrate all of SAP’s custom development resources in a single global organization to more effectively help customers gain maximum value and competitive advantage from their technology investment.

•	SAP began shipping R/3 Enterprise in July. 70 customers are engaged in phase one. R/3 Enterprise provides customers with unmatched flexibility. It is built using the latest technologies including JAVA, ABAP, exchange infrastructure, and web services, all open technologies enabling customers more flexibility in upgrading their enterprise solutions.

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Presentation / Conference Call / Webcast

     SAP senior management will host a conference call today at 3:00 PM (CET) / 2:00 PM (GMT) / 9:00 AM (Eastern) / 6:00 AM (Pacific). This call will be web cast live at http://www.sap.com/investor and will be available for replay purposes as well.

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Revenue by Region (in € millions)
SAP Group

	Revenue	Revenue
	3Q 2002	3Q 2001	Change	% Change

Total	1,702	1,649	53	3
- at constant currency rates				10
EMEA	913	841	72	9
- at constant currency rates				10
Asia Pacific	203	195	8	4
- at constant currency rates				12
Americas	586	613	-27	-4
- at constant currency rates				11

Key figures at a glance (in € millions)
SAP Group

	3Q 2002	3Q 2001	Change	% Change

Revenues	1,702	1,649	53	3
License revenues	435	447	-12	-3
Income before taxes	298	109	189	173
Net income	202	37	165	446
Headcount, in FTE (June 30)	28,909	27,884	1,025	4

About SAP

SAP is the world’s leading provider of e-business software solutions. Through the mySAP.com® e-business platform, people in businesses around the globe are improving relationships with customers and partners, streamlining operations, and achieving significant efficiencies throughout their supply chains. Today, more than 18,800 companies in over 120 countries run more than 56,000 installations of SAP® software. With subsidiaries in over 50 countries, the company is listed on several exchanges including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at http://www.sap.com)

# # #

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “believe,” “estimate,” “intend,” “may,” “will,” “expect,” and “project” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the SAP Annual Report on Form 20-F for 2001 filed with the SEC on March 28, 2002. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Copyright © 2002 SAP AG

SAP, the SAP logo, mySAP.com, mySAP, and all other SAP products and services mentioned herein are trademarks or registered trademarks of SAP AG in Germany and several other countries.

Other product or service names mentioned herein are the trademarks of their respective owners.

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For customers interested in learning more about SAP products:
 Global Customer Center: +49 180 534-34-24
 United States Only: 1 (800) 872-1SAP (1-800-872-1727)

For more information, press only:
 Herbert Heitmann, +49 6227 7-61137, herbert.heitmann@sap.com, CET
Laurie Doyle Kelly, +49 6227 7-61136 , laurie.doyle.kelly@sap.com, CET
 Markus Berner, +49 6227 7-42548, markus.berner@sap.com, CET

For more information, financial community only:
 Gundolf Moritz, +49 (6227) 7-41551, investor@sap.com, CET
 Stefan Gruber, +1 (212) 653-9821, stefan.gruber@sap.com, EDT
 Martin Cohen, +1 (212) 653-9619, martin.cohen@sap.com, EDT

(Tables to follow)

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Consolidated Income Statements — 3rd Quarter
SAP Group (in € millions)

	2002	2001	Change

Software revenue	435	447	-3%
Maintenance revenue	603	548	10%
Product revenue	1,038	995	4%
Consulting revenue	545	524	4%
Training revenue	97	113	-14%
Service revenue	642	637	1%
Other revenue	22	17	29%

Total revenue	1,702	1,649	3%

Cost of product	-199	-203	-2%
Cost of service	-471	-510	-8%
Research and development	-195	-217	-10%
Sales and marketing	-378	-438	-14%
General and administration	-85	-97	-12%
Other income/expenses, net	-38	-25	52%

Total operating expense	-1,366	-1,490	-8%

Operating income	336	159	111%

Other non-operating income/ expenses, net	0	20	-100%
Financial income, net	-38	-70	-46%

Income before income taxes	298	109	173%

Income taxes	-100	-69	45%
Minority interest	-2	-3	-33%

Net income before extraordinary gain	196	37	430%

Extraordinary gain	6	0	n/a

Net income	202	37	446%

Basic EPS (in €)	0.65	0.12	442%

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Consolidated Income Statements — 3rd Quarter
SAP Group (in € millions)

Additional Information

	2002	2001	Change

Operating Income	336	159	111%
Depreciation & Amortization	54	76	-29%
In-Process R&D	0	0

EBITDA	390	235	66%
as a % of Sales	23%	14%

Operating Income	336	159	111%
Total Stock Based Compensation	-25	21	-219%
TopTier Acquisition costs	5	21	-76%

Operating Income excluding Stock Based Compensation and TopTier acquisition costs	316	201	57%
as a % of Sales	19%	12%

Income before income taxes	298	109	173%

Income taxes	100	69	45%

Effective Tax Rate	34%	63%

Net income excluding extraordinary gain as well as acquisition cost of Top Tier, Commerce One and other impairment costs of minority interest	228	86	165%

EPS excluding extraordinary gain as well as acquisition cost of Top Tier, Commerce One and other impairment costs of minority interest (in €)	0.73	0.27	170%

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Consolidated Income Statements — 1st Nine Months
SAP Group (in € millions)

	2002	2001	Change

Software revenue	1,333	1,551	-14%
Maintenance revenue	1,795	1,548	16%
Product revenue	3,128	3,099	1%
Consulting revenue	1,629	1,511	8%
Training revenue	322	349	-8%
Service revenue	1,951	1,860	5%
Other revenue	59	67	-12%

Total revenue	5,138	5,026	2%

Cost of product	-625	-589	6%
Cost of service	-1,461	-1,434	2%
Research and development	-648	-653	-1%
Sales and marketing	-1,218	-1,283	-5%
General and administration	-296	-279	6%
Other income/expenses, net	-48	-50	-4%

Total operating expense	-4,296	-4,288	0%

Operating income	842	738	14%

Other non-operating income/ expenses, net	28	-9	-411%
Financial income, net	-552	-170	225%

Income before income taxes	318	559	-43%

Income taxes	-285	-288	-1%
Minority interest	-4	-9	-56%

Net income before extraordinary gain	29	262	-89%

Extraordinary gain	6	0	n/a

Net income	35	262	-87%

Basic EPS (in €)	0.11	0.83	-87%

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Consolidated Income Statements — 1st Nine Months
SAP Group (in € millions)

Additional Information

	2002	2001	Change

Operating Income	842	738	14%
Depreciation & Amortization	165	200	-18%
In-Process R&D	0	6	-100%

EBITDA	1,007	944	7%
as a % of Sales	20%	19%

Operating Income	842	738	14%
Total Stock Based Compensation	17	79	-78%
TopTier acquisition costs	18	41	-56%

Operating Income excluding Stock Based Compensation and TopTier acquisition costs	877	858	2%
as a % of Sales	17%	17%

Income before income taxes	318	559	-43%

Income taxes	285	288	-1%

Effective Tax Rate	90%	52%

Net income excluding extraordinary gain as well as acquisition cost of Top Tier, Commerce One and other impairment costs of minority interest	537	438	22%

EPS excluding extraordinary gain as well as acquisition cost of Top Tier, Commerce One and other impairment costs of minority interest (in €)	1.71	1.39	23%

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Consolidated Balance Sheet
SAP Group (in € millions)

ASSETS

	09/30/2002	12/31/2001	Change

Intangible assets	460	500	-8%
Property, plant and equipment	1,019	997	2%
Financial assets	174	707	-75%

FIXED ASSETS	1,653	2,204	-25%
Accounts receivables	1,711	2,212	-23%
Inventories and other assets	234	182	29%
Liquid assets/Marketable securities	981	964	2%

CURRENT ASSETS	2,926	3,358	-13%
DEFERRED TAXES	376	480	-22%
PREPAID EXPENSES	128	154	-17%

TOTAL ASSETS	5,083	6,196	-18%

SHAREHOLDERS’ EQUITY AND LIABILITIES

	09/30/2002	12/31/2001%

SHAREHOLDERS’ EQUITY	2,478	3,110	-20%
MINORITY INTEREST	59	63	-6%
RESERVES AND ACCRUED LIABILITIES	1,173	1,428	-18%
OTHER LIABILITIES	765	1,218	-37%
DEFERRED INCOME	608	377	61%

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	5,083	6,196	-18%

Days Sales Outstanding	91	94